

February 24, 2014

Via E-mail
Ron Tremblay
Chief Executive Officer
Levon Resources Ltd.
570 Granville Street, Suite 900
Vancouver, B.C. V6C3P1 Canada

> **Re: Levon Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **Filed July 5, 2013**
> **Response Dated February 5, 2014**
> **File No. 000-13248**

Dear Mr. Tremblay:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2013

Cordero Project, Chihuahua State, Mexico, page 24

1.   We note your response to comment 1 from our letter dated February 3, 2014. Please confirm this disclosure will be included in future filings.

Congress Property, British Columbia, Canada page 37

2.   We note your response to comment 2 from our letter dated February 3, 2014. Please tell us if this mineral resource is National Instrument 43-101-compliant.

Ron Tremblay
Levon Resources Ltd
February 24, 2014
Page 2

Notes to Consolidated Financial Statements, page 98
2. Basis of Presentation, page 98
(i) Impairment assessment, page 100

3.   We note your response to prior comment 4 that the value of the gold and silver in the
        indicated category is significantly above the amount of capitalized exploration and
        evaluation assets and thus no impairment. However, you have not included any costs
        associated with the project. Please provide a more detailed analysis considering the
        development and operating costs and market condition discount rates to assess the
        estimated value of this project.

        You may contact Steve Lo, Staff Accountant at 202-551-3394 or Nasreen Mohammed,
Assistant Chief Accountant at 202-551-3773 if you have questions regarding comments on the
financial statements and related matters and John Coleman, Mining Engineer at 202-551-3610
regarding the engineering comments.

                                                    Sincerely,

                                                    /s/Tia L. Jenkins

                                                    Tia L. Jenkins
                                                    Senior Assistant Chief Accountant
                                                    Office of Beverages, Apparel, and
                                                    Mining